October 30, 2018

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Fund Series Trust

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a proxy statement/prospectus under the Securities Act of 1933, as amended, on Form N-14. The proxy statement/prospectus is filed in connection with the planned reorganization of the Epiphany FFV Strategic Income Fund, a series of Epiphany Funds, into the Eventide Limited-Term Bond Fund, a series of the Trust.

Please direct comments and questions to the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217